

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 6, 2008

William Lewis
Chief Executive Officer
Hall Tees, Inc.
7405 Armstrong
Rowlett, Texas 75088

> Re: **Hall Tees, Inc.**
> **Registration Statement on Form S-1**
> **Filed on May 12, 2008**
> **File No. 333-150829**

Dear Mr. Lewis:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

Related Stockholder Matters

1. Please provide the disclosure required by Item 201 of Regulation S-K, as appropriate.

Outside Front Cover Page of the Prospectus

2.	We note that you state that the money raised in the offering will be placed in an account for the benefit of those subscribing for your shares, until the minimum amount is raised. Please specifically state whether these funds are being placed in a trust account.

Prospectus summary, page 2

3.	Please reconcile the 10,000 amount under "The offering" with the 5,000 amount under "Plan of Distribution."

Plan of Distribution, page 9

4.	We note that you do not have an escrow agreement or any other agreement regarding the custody of the funds you raise. Please include a risk factor discussing the risks attendant to such an arrangement.

Description of Business, page 10

5.	Please describe in greater detail the markets you serve. See Item 101(h)(4)(i) of Regulation S-K.

6.	Please discuss in greater detail how the company's products are distributed. You state that you do not have a developed distribution process. Please describe the means of distribution you have used to generate revenue to date. See Item 101(h)(4)(ii) of Regulation S-K.

7.	Please disclose the names of your principal suppliers as required by Item 101(h)(4)(v) of Regulation S-K.

8.	Please state the founding date of Hall Tees Texas.

9.	Please describe the control persons of Hall Tees Texas and Hall Tees Nevada prior to the business combination. For example, were the owners of Hall Tees Nevada also the owners of Hall Tees Texas prior to the share exchange?

10.	Please ensure that you have stated all the principal terms of the business combination between Hall Tees Texas and Hall Tees Nevada. If there was a combination agreement, please file the agreement as an exhibit with your next amendment.

11.	You state in this section that "Hall Tees, Inc." was incorporated on September 13, 2007. In this section you also state "Hall Tees, Inc." was formed on September

12, 2007. Please reconcile these statements.

Description of Property, page 14

12.   Please state the nature of your property interest in your office space at 7405
        Armstrong, Rowlett, Texas 75087. If it is a lease, please state the principal terms.
        See Instructions to Item 102 of Regulation S-K.

Management's Discussion and Plan of Operations, page 14

13.   Please provide fuller disclosure of your plan of operation as required by Item
        101(a)(2) of Regulation S-K.

14.   Please discuss liquidity and capital resources as required by Item 303(a) of
        Regulation S-K.

15.   Discuss any material changes in financial condition from the end of the preceding
        fiscal year to the date of the most recent interim balance sheet provided. See Item
        303(b)(1) of Regulation S-K.

16.   We note that you began operations in September 2007. Discuss any seasonal
        aspects of your business which have had a material effect upon your financial
        condition or results of operation. See the Instructions to Paragraph (b) of Item
        303 of Regulation S-K.

17.   Please provide more extensive detail in discussing your results of operations.
        Please further discuss your "projected top line revenue growth." Also discuss
        how your expense structure will remain constant as you hire additional personnel,
        purchase more equipment, and develop and maintain your website.   See Item
        303(a) of Regulation S-K.

18.   Please disclose what is meant by "our President's industry contacts."

Directors, Executive Officers, and Significant Employees, page 15

19.   We note your disclosure that over 80% of the promotional products are sourced
        and sold through ASI and PPAI. Please discuss this further in the "Description of
        Business" section.

20.   Indicate all positions and offices within your company held by Mr. Lewis. We
        note that you do not list him as the Treasurer, Chief Financial Officer, or Chief
        Accounting Officer. Mr. Lewis signs for each of those positions in the
        "Signatures" section.

21.   State the name and principal place of business of the print and promotional advertising company that Mr. Lewis had prior to starting Hall Tees, Inc. Indicate whether the company is a parent, subsidiary or other affiliate of Hall Tees, Inc. See Item 401(e)(1) of Regulation S-K.

Remuneration of Directors and Officers, page 16

22.   Please review recently amended Item 402 of Regulation S-K and revise to update your disclosure in this section through December 31, 2007 accordingly.

Interest of Management and Others in Certain Transactions, page 16

23.   We note that Mr. Lewis has advanced funds to the company. Disclose the largest aggregate amount of principal outstanding during the period for which disclosure is provided and disclose the amount outstanding as of the latest practicable date. Please disclose the principal terms of the loan, including the amount of principal paid during the periods for which disclosure is provided, the amount of interest paid during the period for which disclosure is provided, and the rate or amount of interest payable on the indebtedness. See Item 404(a)(5) of Regulation S-K.

24.   Please file Mr. Lewis' loan agreement as an exhibit with your next amendment.

Principal Shareholders, page 16

25.   Among your item 403 disclosures, please provide the address of each beneficial owner.

Consolidated Financial Statements

26.   Please provide a currently dated consent in any amendment and note the updating requirements of Rule 8-08 of Regulation S-X.

27.   We note on page 15 that Mr. Lewis, the sole executive officer and director, operated a print and promotional advertising printing company. Please tell us whether this company represents a predecessor company under the definition in Rule 405 of Regulation C and the basis for your conclusion. If Mr. Lewis's prior company represents a predecessor company, provide the financial statements for the predecessor pursuant to Rule 8-01 of Regulation S-X.

Part II

Unregistered Securities Issued or Sold Within One Year, page 21

28.   Please elaborate on the entity "Hall Tees Concrete" mentioned on page 21. Please further explain how Hall Tees Concrete relates to the share exchange described here and in your Description of Business.

Exhibits

29.   We note that Hall Tees Texas is a wholly owned subsidiary of Hall Tees Nevada. Please provide an exhibit that lists the company's subsidiaries as required by Item 601(b)(21) of Regulation S-K.

30.   Please refile exhibits 2.1 and 3.1 so that the text can be read more easily in EDGAR.

31.   Please revise your legality opinion to indicate that the opinion opines upon Nevada law including the statutory provisions, all applicable provisions of the Nevada Constitution and all reported judicial decisions interpreting those laws. In the alternative, please ask your counsel to confirm that his opinion opines on the provisions listed above.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. In your responses, please include the page numbers of the amendment where we can find the changes. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Raquel Howard at (202) 551-3291 if you have questions regarding the financial statements and related matters. Please contact Dana Brown at (202) 551-3859 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: J Hamilton McMenamy, Esq.
        Fax (214) 550-8179